UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Destiny Media Technologies Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

25063G204

 (CUSIP Number)

Steven Vestergaard

650 350 Centre Road, Lions Bay, British Columbia V0N 2E0

604-328-3893

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 20, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons:	Steven Vestergaard

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	2,201,223 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	2,201,223 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,201,223 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 20%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 11,002,775 shares of the Issuer’s common stock outstanding as of July 15, 2019, as indicated on the Issuer’s latest filed Form 10-Q, and adjusted for the 1 for 5 reverse split effective September 13, 2019.

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ITEM 1.         SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Destiny Media Technologies Inc., a Nevada Corporation (the "Issuer"), and is being filed by Steven Vestergaard (the “Reporting Person”).  The Issuer's current principal executive offices are located at 1110 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

ITEM 2.         IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Steven Vestergaard (the “Reporting Person”).  The business address of the Reporting Person is 650 350 Centre Road, Lions Bay, British Columbia V0N 2E0.  The Reporting Person is currently employed by Broughton and Broughton, an investment Company.  The Reporting Person is a citizen of Canada.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person has the right to acquire in sixty days.  These securities in the Issuer are described as follows:

•	Common Stock in the Issuer totaling 2,201,223.

The shares were acquired when Destiny Media Technologies, Inc. acquired Destiny Software Productions, Inc. from Mr. Vestergaard in 1999.

ITEM 4.         PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 2,201,223 shares or 20% of the Issuer’s issued and outstanding common stock as of July 15, 2019.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

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(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

The Reporting Person has submitted to the Issuer a shareholder proposal pursuant to the Issuer’s Bylaws that nominates directors to be elected at the Issuer’s next annual meeting.  A copy of the shareholder proposal request is attached to this Schedule 13D.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a)        The Reporting Person is currently the beneficial owner of 2,201,223 shares of Common Stock of the Issuer, representing approximately 20% of the Issuer's common stock (based upon 11,002,775 outstanding shares of common stock as of July 15, 2019 as indicated in the Issuer’s latest filed Form 10-Q).

(b)        The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)        See response by Reporting Person to Item 4, above.

(d)       Not applicable.

(e)        Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:    Letter to the Issuer, dated September 26, 2019

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 27, 2019

By: /s/ Steven Vestergaard

Steven Vestergaard

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Exhibit A

Steven Vestergaard

1110 - 885 W. Georgia St.

Vancouver, A1 V6C 3E8

VIA SCHEDULE 13D AND OVERNIGHT DELIVERY

September 26, 2019

Destiny Media Technologies Inc.

Attn: Frederick Vandenberg, Corporate Secretary

1110 – 885 West Georgia Street,

Vancouver, British Columbia, Canada V6C 3E8

Re: Shareholder Proposal Pursuant to Amended and Restated Bylaws

Dear Mr. Vanderberg:

Pursuant to Article III, Section 5(b) and (c) of the Amended and Restated Bylaws of Destiny Media Technologies Inc., (the “Company”) please let this letter serve as notice of my nominations of persons for election to the Company’s board of directors at the next annual meeting of the Company.

Background

I am submitting these nominations as a shareholder under the process afforded by the Company’s Amended and Restated Bylaws.

In 2014, at the annual meeting of the shareholders, the Company approved the Amended and Restated Bylaws, which in pertinent part provide the following procedure in connection with shareholder proposals for nominations to the board of directors:

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held each year on such date and at such time as may be designated from time to time by the Board of Directors, provided that the date of such annual meeting shall be no later than the earlier of six months after the Corporation’s most recently ended fiscal year or fifteen months after its last annual meeting.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the one hundred and twentieth (120th) calendar day prior to the date that is the first anniversary of the date of the preceding year's mailing to registered stockholders of the proxy statement for the Corporation’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be

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timely must be a reasonable time before the Corporation begins to print and send its proxy materials to registered stockholders. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business, and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are confirmed in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the Corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 5. Such stockholder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 5. At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

(d) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

On June 28, 2017, the Company filed a Form 8-K with the SEC indicating that the board of directors terminated my services as President and Chief Executive Officer of the Company. The same filing also indicated that I continued to serve on the Company’s board of directors. As a director at the time, I was not initially noticed of any board meeting to terminate me. Without notice of their intent I was placed on administrative leave upon a visit from the board in person. I was then notified of a board meeting a few days later which I attended by phone. In that meeting I was terminated.

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The Company filed a Form 8-K on September 5, 2017 acknowledging my civil case and further noting my position as director of the Company. Indeed, I was never removed as a member of the board of directors pursuant to Nevada law requiring a 2/3 vote of the shareholders.

On January 25, 2018, the Company filed its definitive schedule 14A with the SEC. In that filing, the board of directors appeared to have nominated a slate of directors to be elected at the 2018 annual meeting. Unfortunately, as a member of the board of directors at the time, and notwithstanding that the Amended and Restated Bylaws of the Company, Article IV, Section 20 requires 24 hours’ notice of any board meeting, I received no meeting notice and was purposefully excluded as a member of the board of directors from participating in the board’s decision to nominate directors in the 2018 annual meeting. Despite this fact, the Company, presumably through its remaining directors, have acted ultra vires in a number of corporate actions, including, but not limited to: (i) nominating directors at the 2018 and 2019 annual meetings; (ii) appointed Sandra Boenisch as Chief Financial Officer on December 13, 2017; (iii) changing the auditor on March 3, 2019; and (iv) all other actions of the Company to present.

Starting in 2017, bankers took over the Company and not only fired me, but also many of the Company’s top employees loyal to me.

I am still the largest shareholder owning more than twice the second largest shareholder and I don't like what is happening with the Company. The company has gone to cutting expenses to show short term profits at the expense of long term innovation and revenue growth.

It is rarely in shareholders' interests to lose founders and dreamers and replace them with bean counters and the stock price was higher when my team ran things.

I am always loyal to shareholders and after a couple years of failure with the current team I'd ask to let us come back and make you money.

As a result of these ultra vires actions by a portion of the board taking action without my participation, it is now incumbent upon me to take these measures to nominate a board of directors that will follow Nevada law. My slate of directors is a dream team of the three founders from 1991 and two of our best international partners.

My name is Steven Vestergaard and I beneficially own 2,201,223 shares of common stock, which equates to 20% of the issued and outstanding common stock of the Company, based on a total of 11,002,775 shares of the Company’s common stock outstanding as of July 15, 2019, as indicated on the Issuer’s latest filed Form 10-Q, and adjusted for the 1 for 5 reverse split effective September 13, 2019. You are directed to my Schedule 13D filed with the SEC reflecting my beneficial ownership. Further, I confirm that I hold and have held continuously for more than one year preceding and including September 12, 2019, over $2,000 in market value of the Company’s common shares.

Since I am nominating a slate of directors that includes myself, I have an interest in the business that will be conducted at the annual meeting. I confirm that I intend to continue holding over $2,000 in market value of the Company’s common shares through the date of the Company’s annual meeting of stockholders. Please be advised that I (or my representative) will attend the Company’s annual meeting of stockholders to present the resolution as required.

I am asking the board of directors of the Company, pursuant to the Amended and Restated Bylaws of the Company, to nominate the following persons to be elected at the 2020 annual meeting of the shareholders and to include these nominations in the Company’s proxy statement. (Copies of such are available upon request.) The Company shall allow stockholders to vote on such nominees on the Company’s proxy card.

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Shareholder Proposal

The following persons shall be nominated for election at the Company’s 2020 annual meeting of the shareholders:

Steven Vestergaard - age 51

Address: 695 350 Center Road, Lions Bay, BC V0N 2E0

Principal Occupation or Employment: Broughton and Broughton, an investment Company

Bio: Mr. Vestergaard was a director of Destiny Media Technologies Inc. from 1999 to 2019. Mr. Vestergaard obtained a B.Sc. from the University of British Columbia in 1989 and was previously the Company’s Chief Executive Officer. Currently Mr. Vestergaard is working for Broughton and Broughton, an Investment Company based in Canada.

Common Stock Beneficially Owned: 2,201,223 shares of common stock

Yoshitaro Kumagai - age 72

Address: 12168 Terrance Ave, Saratoga, CA 95070-3347

Principal Occupation or Employment: Consultant

Bio: Mr. Kumagai was formerly a Director of Destiny Media Technologies Inc. Since 1981 Mr. Kumagai has held positions with Singer and Mead Corporation, and has also been a director and a senior advisor to Pure Digital acquired by Cisco and Fitbit Inc., which is listed at NYSE on 2015.

For the past 5 years Mr. Kumagai has worked as an investment committee member of Tohoku University, Venture Partners Co., Ltd., and consultant to Fitbit Inc.

Robert Chaplin - age 51

Address: 7-1616 West Broadway, Vancouver, BC V6J 1X6

Principal Occupation or Employment: Publisher and Artist

Bio: Mr. Chaplin was the first employee at Destiny Software. He went on to pioneer digital book design and animate for PBS and Disney. For the past 5 years Mr. Chaplin has been self-employed as an artist and publisher. A master of synergistic marketing, Chaplin published ‘The Elves & The Shoemaker-with Shoes by Fluevog’ and was simultaneously awarded ‘Most Interesting Vancouver’, in 2016.

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Michael Hiebert - age 52

Address: 102-33465 S. Fraser Way, Abbotsford, BC V2S 2B6

Principal Occupation or Employment: Board Game and Video Designer at Meeple Light Entertainment

Bio: Mr. Hiebert is a successful software engineer, product designer, and an international bestselling author. He is currently an executive at Meeple Fight Entertainment, and has also been working as a freelance author of fiction novels for the past 5 years.

Abhijit Bhattacharjee - age 49

Address: #11, JSS Science and Technology Entrepreneurs Park C-20/1, Sector 62, NOIDA Uttar Pradesh, 201301 INDIA

Principal Occupation or Employment: Founder of Luna Ergonomics Pvt. Ltd.

Bio: Major (Retd) Abhijit Bhattacharjee (49) served in the Signals of the Indian Army for 12 years. He is also a gifted computer programmer.

Subsequently Mr. Bhattacharjee set up his own company in New Delhi in the field of unicode languages on mobile phones. His work in this sector has won him many awards worldwide as well as patents in the US and South Korea. Operating Luna Ergonomics Pvt. Ltd. has been his primary employment for the past 5 years.

There are no arrangements or understandings between Steven Vestergaard and the above nominations for election to the board of directors. All nominees have consented to serving as board members. Steven Vestergaard recommends that stockholders to vote FOR this proposal.

Conclusion

The aforementioned disclosure does not exceed 5200 words.

Pursuant to the Amended and Restated Bylaws of the Company, I submit this shareholder proposal to the Company for inclusion in the proxy materials and proxy card at the Company’s 2020 annual meeting of the shareholders.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

/s/ Steven Vestergaard

Steven Vestergaard

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